Exhibit 21.1

List of Subsidiaries of ReWalk Robotics Ltd.

Name of Subsidiary	Place of Incorporation
Lifeward, Inc.	Delaware, United States
Lifeward CA, Inc.	Delaware, United States
Lifeward GmbH	Germany